

MERCER

NYC METRO: 1ST SMART-HOME DEVELOPMENT IN JERSEY CITY



CONFIDENTIAL.

By accepting this **private memorandum**, you, the **offeree** shall keep in confidence the contents of this **memorandum** and the contents of any and all attachments. Information herein shall only be shared with the **offeree's accounting** and **legal counsel**.

INVESTMENT HIGHLIGHTS



COMMUTER'S HEAVEN

Access to Downtown Manhattan from Journal Square PATH Train in 12 minutes.



"MILLENNIAL WET DREAM"

A safe haven for young professionals to escape the bustle of NYC in a tranquil and affordable residential neighborhood.



BOOMING SUBMARKET

Jersey City is one of NYC Metro's hottest neighborhoods, with thousands of new residents, stores, bars, and restaurants.

JSQ²: MERCER




10-unit luxury building


Opening in 2020


10 minute walk from Journal Square PATH


Unobstructed skyline view


AI-powered smart tech building

SMART HOME LIVING

 24/7 iPhone surveillance

 Lime eScooter hub

 Free Lyft rides

 Free unlimited CitiBike

 Smart-home tech powered

Project Costs







$1.86M

$688k

63

Total Cost

Equity

LTC

Target Returns



11.2%

Yield on Cost



19.54%

IRR



$4.24M

Terminal Value



JOURNAL SQUARE



JSQ²
DEVELOPMENT
BOOM

Press Highlights









The New York Times
SUBSCRIBE NOW | LOG IN
Jersey City Grows Up
More singles who moved to the area a
choosing to stay when they start fami
and are pushing into nearby waterfro
towns like West New York and
Weehawken.
The Changing Jersey Waterfront
9 Photos | View Slide Show ›

nj.com True Jersey
Search
ENTERTAINMENT
How the hottest real esta
market in N.J. literally div
this tiny town
Updated Sep 11, 2017;
Posted Sep 11, 2017
Gallery: Weehawken through the y

JERSEY DIGS
Home › Jersey City
Development | Jersey City
'Monticello Triangle' Project Could Rise Over McGinley Square
By Jared Kofsky - July 17, 2018

BiggerPockets
MENU
Real Estate News & Commentary
10 Reasons THIS Is the Next Hot NYC Metro Neighborhood

Approved Projects



THE HEIGHTS
Hoboken
Bakery
The Spotted Pig
High Line
WEST SIDE
Lincoln Park
HACKENSACK RIVER WATERFRONT
Centre
LOWER MANHATTAN
Washington Square Park
New York
Liberty State Park
Brooklyn Bridge
Map data ©2019 Google

Completed Projects



THE HEIGHTS
Hoboken
JOURNAL SQUARE
WEST SIDE
MCGINLEY SQUARE
HISTORIC DOWNTOWN
Jersey City
HACKENSACK RIVER WATERFRONT
BERGEN/ LAFAYETTE
Liberty State Park
LOWER MANHATTAN
New York

New Development: 533 Mercer Street



 300-unit luxury building

 Under construction

 Same block as Mercer

 Unobstructed skyline view

 4,000 square feet of retail space





JSQ²: MERCER

AREA & LOCATION



Area: Jersey City



20 min drive to Newark Airport
12 min walk to Journal Square PATH
10 minute CitiBike to Liberty State Park
Bank of America
Saint Peter's U
Fruit & Grocer
MERCER
Hudson Catholic High
Subway
Drug Store
Burger King
Restaurant
Apparel
Barber Shop
CHM Asian Food Mart
The Beacon
Summit St
Academy St
Bergen Ave
JFK Blvd
Montgomery Ave



LIBERTY STATE PARK

The symbol of America, featuring The most iconic, historic landmark in America.



WORLD TRADE CENTER

11 minutes by PATH/Subway and you're



HISTORIC WALL STREET

The Capital of Commerce, NYC's Wall Street District is a five-minute boat ride away.

HISTORIC WALL STREET DISTRICT



 Business Capital of the World

 Home of the NYSE

 The world's largest stock exchange

 5 minutes by ferry from Jersey City

LIBERTY STATE PARK



 Statue of Liberty

 **Ellis Island**

 **The Three Skylines**: JC, BK, Manhattan

 10 minute CitiBike ride away

WORLD TRADE CENTER



 7-building complex in the Financial District

 **12 minutes** from Journal Square

 Iconic landmark

MADISON SQUARE GARDEN




"World's Most Famous Arena"


18 minutes from Journal Square


Top tourist attraction


200+ concerts/sporting events annually



THE UNITS

The **Millennial wet dream:**

Breath-taking Scandinavian interior design.

Complete with views of NYC skyline...





... AI-powered units mixed with

Billionaire's Row amenities.

The "Instagram lifestyle" at affordable rates.

Well-crafted
floor-plans with
floor-to-ceiling
windows.

Keyless entry
and smart
home tech.

All controlled
from the phone.





INSIDE THE APARTMENTS

CLICK TO VIEW

JSQ²: MERCER

New York & New Jersey Subway Map



NYC CONNECTIVITY



**LIME
HUB**

5 min to Journal
Square Station

LYFT

Free
rides for tenants





**PATH
TRAIN**

12 min ride to
World Trade Center

CITIBIKE

Unlimited rides for
tenants



PATH/SUBWAY MAP



NJ TRANSIT
LIGHT RAIL
RAIL TO AIRPORT
NEW JERSEY TURNPIKE
Secaucus Junction
Hoboken Terminal
9th St.
Christopher St.
NJ TPK Exit 14ABC
HOLLAND TUNNEL
HOUSTON ST
CANAL ST
BROADWAY
Newport
Newark Penn Station
Harsimus Cove
Harborside
Exchange Place
CHAMBERS ST
WALL ST
World Trade Center
Newark Airport Station
Journal Square
Grove St.
Exchange Place
Essex St.
Paulus Hook
JERSEY CITY
Marin Blvd.
Jersey Ave.
West Side Ave.
MLK Drive
Garfield Ave.
Liberty State Park
Newark Liberty International Airport
NEW YORK HARBOR



CITI BIKE

5 min to Journal Square Station



FERRY

13 min ride to station
5 min ride to Manhattan



LYFT

Partnership provides discounted and free rides for tenants



CAR

15 min drive to Manhattan



PATH TRAIN

12 min walk to station
11 min ride to World Trade Center



LIME SCOOTER HUB

5 min to Journal quare Station

JSQ²: MERCER

 NYC vs. JC: THE UPSIDE

Compelling development costs

COSTS PER BUILDABLE SQ. FT.



$681 PSF

Manhattan



$206 PSF

Brooklyn



$145 PSF

Jersey City

Luxury market rental rates

AVERAGE RENTAL PRICE PER SQ. FT.







$6.66 PSF

Manhattan

$4.10 PSF

Brooklyn

$3.75 PSF

Jersey City

Strong Rent Growth

Between 2010 and Q3 2017, Hudson County's asking rent grew at an average of 2.6% per year, despite the delivery of nearly 14,000 units during that same period.

REIS projects that from 2018 to 2021, average asking rents in Hudson County will continue to grow at a rate of 1.7% a year.



Average Asking Rent Hudson County ABC

Source: REIS and Douglas Elliman

New Luxury Rental Buildings

JERSEY CITY
(Trump Bay St, Jersey City Urby, 70 Columbus, Marbella II & Modera Lofts)

PSF: $4.16
Asking Rents: $3,150

MANHATTAN
(Prism at Park Ave South, EOS, Sky, The Encore)

PSF: $6.67
Asking Rents: $4,750


JSQ²: MERCER

JERSEY CITY RENTAL MARKET

Jersey City Rentals



Jersey City 1 Bedroom Zillow Rent Index

$2,050

Class A rent list price

$3.55

Rent list price/sq. ft.

$2,000

$1,800

$1,600

$1,400

2011 2012 2013 2014 2015 2016 2017 2018 2019

Source: Zillow

Jersey City Rental Market Rates

AVERAGE ASKING RENT PER UNIT







$2,824
URBAN CLASS A

$1,610
URBAN CLASS B

$2,050
Mercer





JERSEY CITY
LEASING
ABSORPTION

New Class A rental developments are leasing at record paces (**$4+** per sq. ft.)





Over **86%** of comparable new rentals were leased as of Sept. 2017, with a lease-up velocity of 52 units per month.

Proven Ability to Absorb Supply

New Jersey City Luxury Rental Properties | Initial Lease-Up Absorption Rates

Property	Year Built	Units	Floors	Approx. Monthly Absorption Rate	Initial Lease-up
Journal Squared	2017	538	53	54	Complete
Vantage	2017	448	45	78	Complete
Ellipse	2017	381	41	38	Complete
Trump Bay Street	2016	467	53	30	Complete
Jersey City URBY	2017	762	69	116	Complete
3 Journal Square	2017	240	13	37	Complete
Cast Iron Lofts 2	2016	232	27	26	Complete
Embankment House	2016	163	6	33	Complete
70 Columbus	2015	545	50	44	Complete
M2	2015	311	38	50	Complete
Modera Lofts	2015	366	8	23	Complete
The Morgan	2015	417	38	28	Complete
The One	2015	439	36	57	Complete
50 Regent	2015	164	10	28	Complete
The Art House	2014	119	11	20	Complete
18 Park	2014	422	11	48	Complete

Weighted Average

52



 **RENTAL COMPS**





JSQ^2: MERCER

60 Chestnut Ave

COMPARABLE




Four-story apartment building


Class B- property


0.7 miles to PATH Journal Square


Renting at $1,975 for 1BR/1BA units







850 Newark Ave

COMPARABLE






Five-story mixed-use building


Standard finishes


.5 miles to PATH Journal Square


Renting at $2100 for 1BR/1BA units


JSQ²: MERCER

Nest Micro Apartments

COMPARABLE




122-unit apartment complex


Opening Summer 2019


0.5 miles to PATH Journal Square


Renting at $6+ per sq. ft.







Altura at Journal Square

COMPARABLE






69-unit apartment building


Opened in 2019


.3 miles to PATH Journal Square


Renting at $2400 for 1BR/1BA units





Fairmount

COMPARABLE



 58-unit apartment building

 Opened in 2019

 .9 miles to PATH Journal Square



 Renting at $2,100 for 1BR/1BA units

Competitive Set



Rent for 1 Bedroom

$3,000

$2,500

$2,000

$1,500

$1,000

$500

43 Clifton Pl   508 Mercer   880 Bergen   The Beacon   3 Journal Square   Journal Squared

Building





Meet Our Team

Team







Philip Michael

Founder, NYCE/MFP

Founder, NYCE
Bestselling author
Harvard University

Martin Braithwaite

Co-founder, NYCE/MFP

Co-founder, MFP
Barcelona Star
Largest Danish transfer in history

Eugene Paolino

Land Use & Zoning Attorney

Partner, Genova Burns
Legal counsel, Kushner Cos.
Top influential real estate attorney

STAY IN TOUCH
WITH US

Philip Michael
Founder, NYCE/MFP
phil@nyeg.co

Martin Braithwaite
Co-founder, NYCE/MFP
martin@nyeg.co